Farm to Coast Collective, PBC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
RCU Checking	1,050.00
RCU Savings #1	75.00
Total Bank Accounts	**$1,125.00**
Total Current Assets	**$1,125.00**
TOTAL ASSETS	**$1,125.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Intercompany Transfer	0.00
Due To/From The Beale Group	1,075.21
Due To/From Thrive Construction	7,991.81
Total Intercompany Transfer	**9,067.02**
Total Other Current Liabilities	**$9,067.02**
Total Current Liabilities	**$9,067.02**
Total Liabilities	**$9,067.02**
Equity	
Members Equity	-1,119.00
Stock	60.00
Net Income	-6,883.02
Total Equity	**$ -7,942.02**
TOTAL LIABILITIES AND EQUITY	**$1,125.00**